

Mail Stop 3233

October 31, 2017

Via E-mail
Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Impac Mortgage Holdings, Inc.**
> **Form 10-K**
> **Filed March 9, 2017**
> **File No. 001-14100**

Dear Mr. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 29

1.   In future filings, please revise to present the non-GAAP disclosures of the adjusted operating income excluding changes in contingent consideration measures and the related discussions of those measures after the discussion of your GAAP operating results. Please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Todd R. Taylor
Impac Mortgage Holdings, Inc.
October 31, 2017
Page 2

2.   Please tell us and revise future filings to disclose the purpose of adjusting diluted EPS to add back interest expense on convertible notes used to calculate diluted earnings per share using the if-converted method in order to arrive at diluted adjusted operating income (loss) excluding changes in contingent consideration per share, including quantification of the interest expense on the convertible notes.

Note 10 – Commitments and Contingencies

Repurchase Reserves, page 30

3.   Please revise future filings to quantify your total exposure to loans for which you have a potential repurchase obligation.   Reference is made to paragraph 460-10-50-4(b) of the Financial Accounting Standards Codification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities